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SEC FILE NUMBER 001-39907
CUSIP NUMBER 83542D 300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

FORM 12b-25
___________________________________

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonder Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

447 Sutter St. Suite 405, #542
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94108
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

(Attach extra Sheets if Needed)

Sonder Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period, without unreasonable effort or expense. The Company requires additional time to finalize its financial statements and disclosures and to effectively perform its internal controls over financial reporting. The Company expects to file its Form 10-Q on or before November 14, 2023, within the prescribed due date for the Form 10-Q consistent with Rule 12b-25.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include: (i) statements regarding the expected timing of the filing of the Form 10-Q, and (ii) statements regarding the Company’s financial results for the three and nine months ended September 30, 2023 to be included in the Form 10-Q. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s plans, expectations, and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include but are not limited to unexpected delays in connection with the preparation and filing of the Form 10-Q, and any unanticipated changes being required in the Company’s previously reported results of operation or financial condition. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Adam K. Bowen	617	300-0956
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☒	No	☐

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 will report results of operations generally more favorable year over year compared to the results of operations for the quarter ended September 30, 2022.

Sonder Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2023	By	/s/ Adam K. Bowen
Adam K. Bowen
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).